1166137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02010998

NO ACT
P.E 1-3-02
132-02323

January 16, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	1-30-02

PROCESSED
JAN 31 2002
P THOMSON FINANCIAL

Mr. Thomas J. Griesel
Managing Member
Alder Creek Capital, LLC
30 Sunnyside Avenue
Mill Valley, CA 94941

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Griesel:

We have received your letter dated January 3, 2002, in which you request on behalf of Alder Creek Capital, LLC (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 3, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on December 3, 2001 and as of December 31, 2001 the Firm had not done any business as a broker-dealer, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from December 3, 2001, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan Demando, NASD Regulation

edh

David

ALDER CREEK CAPITAL, L.L.C.
Member NASD/SIPC

CONFIDENTIAL Facsimile Transmission

Date: Thursday, January 03, 2002 **Total # of pages including cover sheet:** 2

To: Tom McGowan **Fax No.** (202) 942-9553
US Securities and Exchange Commission

From: Tom Griesel

Re: Alder Creek Capital – Request for Waiver of Rule 17a-5 Audit

Please see attached.

30 Sunnyside Avenue, Mill Valley, CA 94941, (415) 383-4700, Fax (415) 383-4799

Alder Creek Capital, L.L.C.
Member NASD/SIPC

30 Sunnyside Avenue
Mill Valley, CA 94941
(415) 383-4700; Fax (415) 383-4799

January 3, 2002

VIA FACSIMILE NO. (202) 942-9553

Mr. Tom McGowan
United States Securities and Exchange Commission
Division of Market Regulation
450 5TH Street, N.W.
Washington, D.C. 20549

Re: Alder Creek Capital, LLC
Request for Waiver of Rule 17a-5 Annual Audit

Dear Mr. McGowan:

I write to you to request a waiver for the December 31, 2001 annual audit that is required by Rule 17a-5 for Alder Creek Capital, LLC (the "Company"). The Company was approved for membership with the National Association of Securities Dealers, Inc. on December 3, 2001. As of December 31, 2001, the Company has yet to conduct business as a registered broker-dealer. I further certify that the audit for the next period will be for thirteen months ending December 31, 2002 that will include December 2001 activity.

Our SEC file number is 8-53369 and our CRD number is 113819.

I believe that with the new membership and lack of activity since acceptance as a member should be a basis to grant our request. Additionally, our minimum net capital requirement is $5,000. If you require additional information, please do not hesitate to call me at (415) 383-4700. Please send your response to Alder Creek Capital, LLC, 30 Sunnyside Avenue, Mill Valley, CA 94941.

Very truly yours,

THOMAS J. GRIESEL
Managing Member